EXHIBIT 99.1

For Immediate Release Contact: Harvey Grossblatt, President Universal Security Instruments, Inc. 410-363-3000, Ext. 224 or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments Announces the Filing of its Form 10-K and Reports Fourth-Quarter and Year-End Results

OWINGS MILLS, Md. August 4, 2014 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced that it has filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2014 which was not timely filed due to unforeseen delays in the completion of the financial statements of the Company’s 50%-owned Hong Kong Joint Venture. As previously reported, the Company had received a letter from NYSE MKT LLC (the “Exchange”) stating that the delayed filing violated Exchange rules and that unless prompt corrective action is taken, the Company could be subject to delisting. The Company believes that the filing of the Annual Report on Form 10-K satisfies the Exchange’s requirements for prompt corrective action.

The Company reported the following:

•	For the fourth quarter ended March 31, 2014, a net loss of $1,504,306, or $0.65 per basic and diluted share, on sales of $2,636,933. This compares to net income of $104,973, or $0.04 per basic and diluted share, on sales of $4,113,976 for the comparable period of the previous year.

•	For the 12 months ended March 31, 2014, sales decreased approximately 18% to $12,577,127 versus $15,383,877 for the same period last year. The Company reported a net loss of $4,450,244, or $1.94 per basic and diluted share, versus a net loss of $452,561, or $0.20 per basic and diluted share, for the same period last year.

“For the fiscal year ending March 31, 2014 our operations were impacted by lower sales, a non-cash charge to fully reserve our deferred tax asset in the amount of $2,310,835, and the Company’s portion of lower joint venture earnings that decreased by $882,774 from the prior year,” said Harvey Grossblatt, President and Chief Executive Officer. “While sales were lower throughout the year, we believe that our fourth quarter sales were further adversely affected by weather which further reduced sales to our retail and new construction customers.

Mr. Grossblatt noted that “The smoke and CO alarm markets are moving toward ten-year sealed alarms to comply with new laws passed in several states, including California and New York. We previewed eleven (11) new sealed smoke and CO alarms at the International Hardware Show in Las Vegas in May, 2014 and our customers’ responses were very positive. The first two sealed models will be available during the September quarter and the complete line should be available for sale before the end of our 2015 fiscal year. We believe that with the addition of our new sealed battery product line later this fiscal year, sales will improve and the Company can thereafter begin to return to profitability.”

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 43 year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

11407 CRONHILL DRIVE, SUITE A • OWINGS MILLS, MARYLAND 21117, USA

(410) 363-3000 • www.universalsecurity.com

Universal/Page 2

UNIVERSAL SECURITY INSTRUMENTS, INC.

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

	Three Months Ended March 31,
	2014	2013
Sales	$2,636,933	$4,113,976
Net (loss) income	(1,504,306)	104,973
Net (loss) income per share – basic	(0.65)	0.04
Net (loss) income per share – diluted	(0.65)	0.04
Weighted average number of common shares outstanding
Basic	2,296,498	2,292,321
Diluted	2,296,498	2,296,095

(AUDITED)

	Twelve Months Ended March 31,
	2014	2013
Sales	$12,577,127	$15,383,877
Net (loss)	(4,450,244)	(452,561)
Net (loss) per share – basic	(1.94)	(0.20)
Net (loss) per share – diluted	(1.94)	(0.20)
Weighted average number of common shares outstanding
Basic	2,290,010	2,311,152
Diluted	2,290,010	2,311,152

CONSOLIDATED BALANCE SHEET

ASSETS
	March 31,
	2014	2013
Cash, cash equivalents and investments	$2,050,993	$2,438,892
Accounts receivable and amount due from factor	2,289,122	2,919,431
Inventory	4,194,213	4,341,652
Prepaid expenses	406,012	598,686
TOTAL CURRENT ASSETS	8,940,340	10,298,661

INVESTMENT IN HONG KONG JOINT VENTURE	14,144,069	14,906,573
PROPERTY, PLANT AND EQUIPMENT – NET	146,212	152,201
DEFERRED TAX ASSET AND OTHER ASSETS	114,154	2,429,460
TOTAL ASSETS	$23,344,775	$27,786,895

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and accrued expenses	$634,995	$548,388
Accrued liabilities	150,566	179,602
TOTAL CURRENT LIABILITIES	785,561	727,990

LONG TERM OBLIGATION	25,000	25,000
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; 20,000,000 authorized, 2,312,787 shares outstanding at March 31, 2014; and 2,287,787 shares issued and outstanding at March 31, 2013	23,129	22,879
Additional paid-in capital	12,885,841	12,749,256
Retained earnings	8,435,116	12,885,360
Accumulated other comprehensive income	1,190,128	1,376,410
TOTAL SHAREHOLDERS’ EQUITY	22,534,214	27,033,905
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$23,344,775	$27,786,895